Exhibit 1

RECENT DEVELOPMENTS

The information in this section supplements the information about Mexico corresponding to the headings below that is contained in Exhibit D to Mexico’s annual report on Form 18-K, as amended, for the fiscal year ended December 31, 2020 (the 2020 Form 18-K). To the extent that the information included in this section differs from the information set forth in the 2020 Form 18-K, you should rely on the information in this section.

UNITED MEXICAN STATES

COVID-19 Crisis

To date, more than 76 million people have been vaccinated with at least one of the two required doses of the COVID-19 vaccines authorized for use in Mexico. On January 31, 2022, Mexico began administering a third dose of the COVID-19 vaccine to people aged 40 years and older.

Internal Security

On January 26, 2022, Mexico and the United States launched the Binational Group against Arms Trafficking, a group consisting of security and law enforcement agencies of both countries. The main goals of the group are to confiscate illegal weapons and ammunition and to prosecute illegal arms traffickers on both sides of the border. The two countries also agreed to expedite prosecutions of cases, increase extraditions, strengthen operations on the shared border, modernize border inspection technology and increase the exchange of ballistic and intelligence information.

Anti-Corruption

On January 27, 2022, the Comité Coordinador del Sistema Nacional Anticorrupción (Coordinating Committee of the National Anticorruption System, or CCSNA) approved the Implementation Program of the National Anticorruption Policy (PI-PNA). The first edition of the PI-PNA, which will be in effect for three years, establishes concrete and measurable actions for Mexico’s public institutions to combat corruption, including the presentation of annual progress reports and the preparation of a report on the implementation of the PI-PNA every three years.

Foreign Affairs, International Organizations and International Economic Cooperation

On January 26, 2022, Mexico assumed the role of Presidency Pro Tempore of the Pacific Alliance.

THE ECONOMY

Employment and Labor

According to preliminary Tasa de Desocupación Abierta (open unemployment rate) figures, Mexico’s unemployment rate was 3.5% as of December 31, 2021, a 0.3 percentage point decrease from the rate as of December 31, 2020. For additional information on Mexico’s minimum wage policy, see “The Economy—Employment and Labor” in the 2020 Form 18-K.

For information on the COVID-19 pandemic including Government policies related to employment and labor, see “Recent Developments–COVID-19 Crisis” in the 2020 Form 18-K.

Principal Sectors of the Economy

Science and Technology

On December 28, 2021, the Programa Especial de Ciencia, Tecnología e Innovación 2021-2024 (Special Program for Science, Technology and Innovation 2021-2024) was published in the Official Gazette. The program has six main objectives: (i) to promote the training and updating of high-level specialists in scientific, humanistic, technological and socioeconomic research, (ii) to achieve scientific and technological independence and global leadership positions in these fields, (iii) to coordinate the production of humanistic, scientific and technological knowledge among the private and public sectors, (iv) to ensure that scientific knowledge, technology and innovation is translated into sustainable solutions, (v) to provide universal access to and the benefits of scientific, technological and humanistic knowledge to all sectors of the population and (vi) to coordinate collaboration between different levels of government, institutions of higher education and research centers. The program describes the sources of funding for implementation and specific targets to achieve the main objectives.

FINANCIAL SYSTEM

Monetary Policy, Inflation and Interest Rates

Inflation

Consumer inflation for 2021 was 7.4%, which was above Banco de México’s 3.0% (+/- 1.0%) target inflation for the year, 4.2 percentage points higher than the 3.2% consumer inflation for 2020 and 4.5 percentage points higher than the 2.8% consumer inflation for 2019. This trend reflects that inflation continues to be impacted by the ongoing COVID-19 pandemic, including Government measures implemented to mitigate the spread. Throughout 2021, the pandemic’s effect on supply chains, goods and services has deeply impacted prices, leading to higher production costs. The reopening of activities like tourism and entertainment has also contributed to the rise in inflation in the services sector.

The following table shows, in percentage terms, the changes in price indices and increases in the minimum wage for the periods indicated.

Table No. 1 – Rates of Change in Price Indices

	National Consumer Price Index(1)(2)	National Producer Price Index(1)(3)(4)	Increase in Minimum Wage(5)
2018	4.8	6.4	10.4
2019	2.8	0.8	100.0;(6) 16.2	(7)
2020	3.2	4.1	4.8;(6) 20.0	(7)
2021	7.4	9.3	15.0(6); 15.0	(7)
2022:
January	n.a.	n.a.	22.0(6); 22.0	(7)

n.a. = Not available.

(1)	Changes in price indices are calculated monthly. For annual figures, changes in price indices are calculated each December. Monthly figures are annualized.
(2)

Effective August 2018, the Índice Nacional de Precios al Consumidor (National Consumer Price Index, or INPC) was changed to: (1) update the base date to the second half of July 2018; (2) increase the number of categories for goods and services; (3) increase the number of areas represented; and (4) adjust the weighting of each component.

(3)

Índice Nacional de Precios al Productor (National Producer Price Index, or INPP) figures represent the changes in the prices for basic merchandise and services (excluding oil prices). INPP takes July 2019 as a base date.

(4)	2021 data includes preliminary figures for August 2021 to December 2021.
(5)

Effective January 1, 2019, Mexico has two minimum wages: one rate applicable to municipalities located on the border with the United States, which are included in the Northern Border Free Trade Zone, and a different rate applicable to the rest of Mexico. The rate of change for 2019, for both the minimum wage applicable to municipalities located in the Northern Border Free Trade Zone and the minimum wage applicable to the rest of Mexico, is as compared to the minimum wage in effect prior to January 1, 2019.

(6)	Rate of change for minimum wage applicable to municipalities located in the Northern Border Free Trade Zone.
(7)	Rate of change for minimum wage applicable to areas other than the Northern Border Free Trade Zone.

Sources: INEGI; Ministry of Labor.

Interest Rates

During 2021, interest rates on 28-day Cetes averaged 4.4%, as compared to 5.3% during the same period of 2020. Interest rates on 91-day Cetes averaged 4.6%, as compared to 5.3% in 2020.

On February 3, 2022, the 28-day Cetes rate was 5.8% and the 91-day Cetes rate was 6.2%.

Exchange Controls and Foreign Exchange Rates

Foreign Exchange Policy

The following table sets forth, for the periods indicated, the daily peso/U.S. dollar exchange rates published by Banco de México for the payment of obligations denominated in dollars and payable in pesos within Mexico.

Table No. 2 – Exchange Rates

	Representative Market Rate
	End-of-Period	Average
2018	19.6512	19.2421
2019	18.8642	19.2573
2020	19.9087	21.4936
2021	20.4672	20.2787
2022:
January	20.6352	20.4978

Source: Banco de México.

On February 4, 2022, the peso/U.S. dollar exchange rate closed at Ps. 20.7325 = U.S.$1.00, a 4.1% depreciation in dollar terms as compared to the rate on December 31, 2020. The peso/U.S. dollar buying exchange rate published by Banco de México on February 4, 2022 (which took effect on the second business day thereafter) was Ps. 20.7270 = U.S.$1.00.

Securities Markets

On February 4, 2022, the Índice de Precios y Cotizaciones (Stock Market Index, or IPC), which is calculated based on a group of the thirty-five most actively traded shares on the Bolsa Mexicana de Valores, S.A.B. de C.V. (Mexican Stock Exchange), stood at 51,255.3 points, representing a 16.3% increase from the level at December 31, 2020.

FOREIGN TRADE AND BALANCE OF PAYMENTS

Foreign Trade

Foreign Trade Performance

The following table provides information about the value of Mexico’s merchandise exports and imports (excluding tourism) for the periods indicated.

Table No. 3 – Exports and Imports

	2020(1)		2021(1)

	(in millions of dollars, except average price of the Mexican crude oil mix )
Merchandise exports (f.o.b.)
Oil and oil products	U.S.$	17,483.9	U.S.$	28,925.6
Crude oil		14,683.7		23,983.9
Other		2,800.2		4,941.7
Non-oil products		399,515.5		465,298.9
Agricultural		18,284.6		19,668.2
Mining		7,407.5		9,554.8
Manufactured goods(2)		373,823.4		436,075.9

Total merchandise exports		416,999.4		494,224.5

Merchandise imports (f.o.b.)
Consumer goods		45,979.8		62,017.6
Intermediate goods(2)		303,733.2		403,163.7
Capital goods		33,272.9		40,534.3

Total merchandise imports		382,985.9		505,715.6

Trade balance	U.S.$	34,013.5	U.S.$	(11,491.1)

Average price of Mexican oil mix(3)	U.S.$	35.7	U.S.$	65.2

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	Includes the in-bond industry.
(3)	In U.S. dollars per barrel.

Source: Banco de México/PEMEX.

Foreign Trade Relations and Agreements

On January 26, 2022, the Pacific Alliance and Singapore signed the Free Trade Agreement. The Agreement will enter into force after ratification by each of the legislative bodies of Mexico, Chile, Colombia and Peru.

International Reserves and Assets

The following table sets forth Banco de México’s international reserves and net international assets at the end of each period indicated.

Table No. 4 – International Reserves and Net International Assets(1)

	End-of-Period International Reserves(2)(3)	End-of-Period Net International Assets

	(in billions of U.S dollars)
2018	174.6	176.1
2019	180.7	184.2
2020	195.7	199.1
2021	202.4	207.7
2022:
January	202.0	210.2

(1)

“Net international assets” are defined as: (a) gross international reserves, plus (b) assets with maturities greater than six months derived from credit agreements with central banks, less (x) liabilities outstanding to the International Monetary Fund (IMF) and (y) liabilities with maturities of less than six months derived from credit agreements with central banks.

(2)	Includes gold, Special Drawing Rights (international reserve assets created by the IMF) and foreign exchange holdings.
(3)	“International reserves” are equivalent to: (a) gross international reserves, minus (b) international liabilities of Banco de México with maturities of less than six months.

Source: Banco de México.

PUBLIC FINANCE

The Budget

Selected estimated budget expenditures and preliminary results are set forth in the table below.

Table No. 5 – Selected Budgetary Expenditures; 2021 and 2022 Expenditure Budgets

(In Billions of Pesos)

	Actual
	2020		First nine months of 2020		First nine months of 2021(1)		2021 Budget(2)		2022 Budget(2)
Health	Ps.	154.0	Ps.	92.0	Ps.	99.2	Ps.	145.4	Ps.	193.9
Education		345.0		233.3		254.2		337.9		364.6
Housing and community development		13.9		10.1		14.3		16.6		16.6
Government debt service		565.6		354.2		334.8		541.1		580.6
CFE and PEMEX debt service		120.5		133.0		137.9		171.6		172.1
PEMEX debt service		97.0		114.2		121.0		141.8		142.6
CFE debt service		23.5		18.9		16.8		29.8		29.6

(1)	Preliminary figures.
(2)

2021 and 2022 Budget figures represent budgetary estimates, based on the economic assumptions contained in the General Economic Policy Guidelines and in the Economic Program for 2021 and 2022. These figures do not reflect actual results for the year or updated estimates of Mexico’s 2021 and 2022 economic results.

Source: Ministry of Finance and Public Credit.

The table below sets forth the budgetary results for the periods indicated. It also sets forth certain assumptions and targets from Mexico’s 2021 Budget and 2022 Budget.

Table No. 6 – Budgetary Results; 2021 and 2022 Budget Assumptions and Targets

	Actual
	2020	First nine months of 2020		First nine months of 2021(1)		2021 Budget(2)		2022 Budget(2)
Real GDP growth (%)	(8.2)%	(9.5)%		6.1%		3.6 – 5.6%		3.6 – 4.6%
Increase in the national consumer price index (%)	3.2%	4.0%		6.0%		3.0%		3.4%
Average export price of Mexican oil mix (U.S.$/barrel)(3)	35.82	33.	9	62.	9	42.0	0	55.	1
Average exchange rate (Ps./$1.00)	21.5	21.	8	20.	1	22.	1	20.	3
Average rate on 28-day Cetes (%)	5.3%	5.7%		4.2%		4.0%		5.0%
Public sector balance as % of GDP(4)	(2.9)%	(1.4)%		(1.4)%		(0.7)%		(3.1)%
Primary balance as % of GDP(4)	0.1%	0.4%		0.7%		0.0%		(0.3)%
Current account deficit as % of GDP	2.4%	1.2%		(0.5)%		(2.0)%		(0.4)%

(1)	Preliminary figures.
(2)

2021 and 2022 Budget figures represent budgetary estimates, based on the economic assumptions contained in the General Economic Policy Guidelines and in the Economic Program for 2021 and 2022. These figures do not reflect actual results for the year or updated estimates of Mexico’s 2021 and 2022 economic results.

(3)

The Government entered into hedging agreements to mitigate the effects of a change in oil prices with respect to the level that was assumed in the 2021 Revenue Law. Therefore, the approved expenditures level should not be affected if the weighted average price of crude oil exported by PEMEX for the year falls below the price assumed in the 2021 Budget.

(4)

Includes the effect of expenditures related to the issuance of bonds pursuant to reforms to the Ley del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado (Law of the Institute for Social Security and Social Services of Government Workers, or ISSSTE Law) and the recognition as public sector debt of certain long-term infrastructure-related projects (PIDIREGAS) obligations, as discussed under “Public Finance—Revenues and Expenditures—General” in the 2020 Form 18-K.

Source: Ministry of Finance and Public Credit.

Revenues and Expenditures

General

The following table presents the composition of public sector budgetary revenues for the periods indicated in billions of pesos. It also sets forth certain assumptions and targets from Mexico’s 2022 Budget.

Table No. 7 – Public Sector Budgetary Revenues

(In Billions of Pesos)(1)

	Actual
	2020	First nine months of 2020	First nine months of 2021(2)	2021 Budget(3)	2022 Budget(3)
Budgetary revenues	5,339.9	3,888.9	4,322.3	5,538.9	6,172.6
Federal Government	4,088.5	3,040.5	3,224.0	4,080.2	4,555.5
Taxes	3,338.9	2,505.2	2,702.1	3,533.0	3,944.5
Income tax	1,760.5	1,343.1	1,417.0	1,902.2	2,073.5
Value-added tax	987.5	719.9	860.3	978.9	1,213.8
Excise taxes	460.7	343.1	316.8	510.7	505.2
Import duties	57.9	42.9	52.5	61.6	72.9
Tax on the exploration and exploitation of hydrocarbons	6.9	5.3	5.3	6.9	7.5
Export duties	0.0	0.0	0.0	—	—
Luxury goods and services	n.a.	n.a.	n.a.	n.a.	n.a.
Other	65.4	50.9	50.2	66.7	71.6
Non-tax revenue	749.6	535.3	521.9	547.2	610.9
Fees and tolls	72.6	60.0	74.5	42.3	47.2
Transfers from the Mexican Petroleum Fund for Stabilization and Development	198.2	163.6	214.6	343.0	370.9
Fines and surcharges	470.2	304.7	227.7	152.5	184.9
Other	8.5	7.0	5.0	9.4	7.9
Public enterprises and agencies	1,251.4	848.5	1,098.3	1,458.7	1,617.2
PEMEX	407.5	232.9	472.4	593.7	716.1
Others	843.9	615.6	625.9	865.1	901.1

Note: Numbers may not total due to rounding.

n.a. = Not available.

(1)	Nominal pesos.
(2)	Preliminary figures.
(3)

2021 and 2022 Budget figures represent budgetary estimates, based on the economic assumptions contained in the General Economic Policy Guidelines and in the Economic Program for 2021 and 2022. These figures do not reflect actual results for the year or updated estimates of Mexico’s 2021 and 2022 economic results.

Source: Ministry of Finance and Public Credit.

PUBLIC DEBT

Historical Balance of Public Sector Borrowing Requirements

The following table sets forth the Historical Balance of Public Sector Borrowing Requirements as a percentage of GDP at each of the dates indicated.

Table No. 8 – Historical Balance of Public Sector Borrowing Requirements

(Percentage of GDP)(1)

	At December 31,
	2020	2021
Historical Balance of Public Sector Borrowing Requirements	51.7%	50.1%

(1)

Historical Balance of Public Sector Borrowing Requirements represents net obligations incurred to achieve public policy objectives, both of public institutions and of private entities acting on behalf of the Government. It includes obligations due minus financial assets available, including loans granted and debt amortization funds, as a reflection of the annual trajectory of Public Sector Borrowing Requirements. The Historical Balance of Public Sector Borrowing Requirements includes the budgetary public sector net debt and net obligations of the Instituto para la Protección al Ahorro Bancario (IPAB), of the Fondo Nacional de Infraestructura (FONADIN), associated with long term infrastructure-related projects (PIDIREGAS) and the support programs for debtors, as well as the expected gains or losses of development banks and development funds, minus financial assets available, including loans granted and debt amortization funds, as a reflection of the annual trajectory of the Public Sector Borrowing Requirements.

For an explanation of Mexico’s public debt classification, including an explanation of the Historical Balance of Public Sector Borrowing Requirements, please see “Public Debt—Public Debt Classification” in the 2020 Form 18-K.

Internal Debt

Internal Government Debt

As of February 4, 2022, no debt issued by states and municipalities has been guaranteed by the Government.

External Securities Offerings and Liability Management Transactions

On January 12, 2022, Mexico issued U.S.$2,868,146,000 of its 3.500% Global Notes due 2034 and U.S.$2,931,198,000 of its 4.400% Global Notes due 2052. Mexico used a portion of the proceeds from this offering to redeem in full all of its outstanding 4.000% Global Notes due 2023. Concurrently, Mexico conducted a tender offer pursuant to which it offered to purchase for cash its outstanding notes of the series set forth in the offer to purchase dated January 4, 2022, pursuant to which Mexico purchased the notes listed in the table below. A summary of the tender offer results follows:

Old Notes	Outstanding Amount Repurchased in Tender Offer		Outstanding Amount After Tender Offer
3.600% Global Notes due 2025	U.S.$	47,823,000.00	U.S.$	1,716,654,000.00
3.900% Global Notes due 2025	U.S.$	17,669,000.00	U.S.$	894,026,000.00
4.125% Global Notes due 2026	U.S.$	34,812,000.00	U.S.$	2,059,856,000.00
4.150% Global Notes due 2027	U.S.$	114,308,000.00	U.S.$	2,374,850,000.00
3.750% Global Notes due 2028	U.S.$	74,666,000.00	U.S.$	1,878,402,000.00
4.500% Global Notes due 2029	U.S.$	314,395,000.00	U.S.$	3,085,643,000.00
4.750% Global Notes due 2044	U.S.$	216,234,000.00	U.S.$	3,725,832,000.00
5.550% Global Notes due 2045	U.S.$	16,825,000.00	U.S.$	2,764,306,000.00
4.600% Global Notes due 2046	U.S.$	191,783,000.00	U.S.$	2,349,130,000.00
4.600% Global Notes due 2048	U.S.$	306,626,000.00	U.S.$	2,172,772,000.00
4.500% Global Notes due 2050	U.S.$	237,110,000.00	U.S.$	2,284,249,000.00